Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

NBT BANCORP INC.

NBT Bancorp Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of NBT Bancorp Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation, as amended, of NBT Bancorp Inc., declaring such amendment to be advisable and submitting such amendment to the shareholders of NBT Bancorp Inc. for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing sections (a) and (e) of the Article thereof numbered “ELEVENTH”, so that, as amended, said sections shall be and read as follows:

(a) The affirmative vote of the holders of not less than eighty percent (80%) of the total voting power of all outstanding shares entitled to vote in the election of Directors and held by disinterested shareholders (as defined below) shall be required for the approval or authorization of any “Business Combination,” as defined and set forth below:

(e) Each Director who is nominated to serve as a director as of the date of the 2015 annual meeting of shareholders shall, if elected, hold office until the 2016 annual meeting of shareholders. Each Director who was serving as a Director as of the 2015 annual meeting of shareholders and who was not nominated at such meeting shall hold office until the expiration of the term for which he or she has been elected and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death. At each annual meeting of shareholders after the date of the 2015 annual meeting of shareholders, each Director who does not have a continuing term as provided in the foregoing sentence (and each Director for whom a continuing term has expired) shall if nominated and elected hold office until the annual meeting next succeeding his or her election and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death. In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term and until his or her successor shall be elected and shall qualify, subject, however, to his earlier resignation, removal from office or death. Any Director elected or appointed to fill a newly created directorship resulting from an increase in the authorized number of directors or a vacancy shall hold office until the annual meeting next succeeding his or her election or appointment and until his or her successor shall be elected and shall quality, subject, however, to prior resignation, removal from office or death.

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, a meeting of shareholders of NBT Bancorp Inc. was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, NBT Bancorp Inc. has caused this certificate to be signed this 1st day of July, 2015.

By:	/s/ F. Sheldon Prentice
Name:	F. Sheldon Prentice
Title:	Executive Vice President, General Counsel & Corporate Secretary